July 30, 2020

Mr. Amit Pande, Accounting Branch Chief

Mr. Michael Volley, Staff Accountant

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street N.E

Washington, D.C. 20549

Re: The Hanover Insurance Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 24, 2020

File No. 001-13754

Dear Mr. Pande and Mr. Volley:

This letter provides the responses of The Hanover Insurance Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2019  in the Staff’s July 16, 2020 letter to Jeffrey Farber, the Company’s Executive Vice President and Chief Financial Officer.

The Staff’s comments are included below in italics, followed by the Company’s responses.

Comments & Responses

1.	Please revise future filings to present a rollforward of the allowance for credit losses for all material amounts. Refer to ASC 326-20-50-13 and ASC 326-30-50-9 for guidance.

In response to your comment, please be advised that the rollforward required by ASC 310-10-50 and ASC 326-20-50-13 at December 31, 2019 or March 31, 2020, respectively, was not provided due to a lack of materiality.  The Company’s allowance for credit losses associated with our commercial mortgage loan portfolio at December 31, 2019 and March 31, 2020 was immaterial at $1.3 million and $6.1 million, or less than 0.3% and 1.3% of the amortized cost of the associated assets, respectively.

Beginning in 2020, we established an allowance for credit losses on available-for-sale fixed maturities consistent with our implementation of the new credit loss standard.  Please be advised that the rollforward required by ASC 326-30-50-9 was not provided at March 31, 2020, also due to a lack of materiality.  The Company’s allowance for credit losses associated with our available-for-sale fixed maturity portfolio at March 31, 2020 was immaterial at $6.2 million, or less than 0.1% of our fixed maturity holdings.  For the period ended June 30, 2020, the allowance for credit losses declined $2.4 million, to $3.8 million, primarily as a result of recoveries in market value of the related investment securities.

We separately disclose impairment activity on the face of our income statement, within our financial statement footnotes and as part of Management’s Discussion and Analysis.  For the year ended December 31, 2019, impairments were $2.0 million. For the three months ended March 31, 2020, impairment losses were $28.5 million, consisting primarily of $16.0 million on fixed maturities that we intended to sell, $6.2 million of increases in our allowance for credit losses on fixed maturities and $4.8 million of increases in our allowance for credit losses on commercial mortgage loans.   In March of 2020, the growing COVID-19 pandemic resulted in significant economic disruption due to various governmental emergency orders and forced business closures.  Impairments during the first quarter of 2020 reflected this rapid economic deterioration and widening of credit spreads, as well as our view of fixed maturities we intended to sell, resulting from the pandemic.

In future filings, we will provide the allowance for credit loss rollforwards should they become material.  In addition, we will enhance Management’s Discussion and Analysis and financial statement footnotes by disclosing the amount of the fixed maturity and commercial mortgage loan portfolio allowances for credit losses at the end of each period.

Accordingly, we propose the following disclosure for future filings (Pro forma at June 30, 2020 10-Q), with the added disclosure underlined for your convenience:

10-Q Footnotes:  Investments

3. Investments

D. Impairments

See Note 2, “New Accounting Pronouncements - Recently Implemented Standards”, for a discussion of new guidance effective January 1, 2020, which impacts the accounting for expected credit losses on fixed maturity securities and mortgage loans. Under the new guidance, credit losses on fixed maturities continue to be measured based on the present value of expected future cash flows compared to amortized cost; however, credit losses on available-for-sale fixed maturities are now recognized through an allowance instead of a direct write down of amortized cost. The new guidance stipulates that recoveries of previously recorded credit losses are recorded immediately as a reversal of the allowance.  In addition, the allowance is limited to the amount that fair value is less than amortized cost and therefore, changes in the fair value of investments due to reasons other than credit could result in increases or decreases in the allowance.  Changes in the allowance for credit losses are recorded in net realized and unrealized investment gains (losses).  At June 30, 2020 and December 31, 2019, the allowance for credit losses on mortgage loans was $6.1 million and $1.3 million, respectively.  The allowance for credit losses on available-for-sale securities was $3.8 million at June 30, 2020.  There was no allowance for credit losses on available-for-sale securities at December 31, 2019.

Management’s Discussion and Analysis:  Investments

Impairments

For the three months ended June 30, 2020, we recognized a $1.4 million net decrease in credit losses on fixed maturities, primarily resulting from increased market values during the quarter. For the six months ended June 30, 2020, we recognized $27.1 million of impairments, consisting primarily of $20.8 million on fixed maturities and $4.8 million on mortgage loans. Impairments on fixed maturities included $16.2 million categorized as intend-to-sell and $4.6 million of credit-related losses, primarily in the energy sector, and to a lesser degree, consumer non-cyclical and consumer cyclical sectors.  For the three and six months ended June 30, 2019, we recognized $0.4 million of other-than-temporary impairments on corporate fixed maturity securities.  At June 30, 2020 and December 31, 2019, the allowance for credit losses on mortgage loans was $6.1 million and $1.3 million, respectively.  The allowance for credit losses on available-for-sale securities was $3.8 million at June 30, 2020.  There was no allowance for credit losses on available-for-sale securities at December 31, 2019.

2.

Please revise future flings to present an aging analysis for your reinsurance recoverables and disclose when you consider an amount past due. Refer to ASC 326-20-50-14 for guidance.  To the extent a significant amount of receivables are past due, please revise MD&A to discuss payment practices and trends and to discuss the impact on your liquidity and financial results.

In response to your comment, please be advised that the aging analysis required by ASC 326-20-50-14 was not provided for reinsurance recoverables at December 31, 2019 and March 31, 2020 due to its applicability to only a small portion of the reinsurance recoverables, and due to the immateriality of amounts considered past due.

Our reinsurance recoverables at December 31, 2019 and March 31, 2020 were, in total, $1,814.0 million and $1,820.4 million, respectively.  These totals include amounts recoverable from the Michigan Catastrophic Claims Association (“MCCA”) of $1,023.7 million and $1,032.2 million at December 31, 2019 and March 31, 2020, respectively.  A recovery from a reinsurer is billable only after an eligible claim is paid by the direct insurer.  The substantial majority of our reinsurance recoverables balance represents actuarially determined estimates of reinsurance recoveries on unpaid reported claims and incurred but not reported claims.

With respect to the MCCA recoverables, the billed recoverables were $29.2 million and $36.0 million at December 31, 2019 and March 31, 2020, respectively.  Although it would be possible to provide an aging of this small portion of the total balance, we do not believe that it would be meaningful to investors.  The MCCA has an administrative process that can sometimes require many months to process payments.  Because the MCCA is supported by assessments permitted by statute in the State of Michigan, we believe that we have no meaningful exposure to uncollectible balances from this entity.  During the past ten years, there have been no balances determined to be uncollectible and thus no write-offs of MCCA recoverables.

With respect to the non-MCCA recoverables, the billed recoverables were $60.6 million and $50.2 million at December 31, 2019 and March 31, 2020, respectively.  We and other companies in our industry consider a reinsurance recoverable to be past due if it is outstanding more than 90 days after it is billed to the reinsurer.  Our total balances of such past due accounts were $0 and $0.3 million at December 31, 2019 and March 31, 2020, respectively.  In each of the past five years, we held less than $1 million in past due reinsurance accounts at year-end.  During the past several years, we have had no uncollectible reinsurance accounts, other than one account of a non-U.S. subsidiary which has since been sold.  This is due to the quality of our reinsurers, as we have discussed in our filings.  So although it would be possible to provide an aging of the billed non-MCCA reinsurance recoverables, we believe that due to the relatively small size of the balance, combined with our negligible level of past due accounts, such an analysis would not be meaningful to investors.

However, we recognize that investors value information regarding an entity’s liquidity, and that reinsurance can affect an insurer’s liquidity.  In future filings, we will add disclosure of the total amounts of billed MCCA and non-MCCA reinsurance recoverables, and we will add disclosure of the total amount of non-MCCA billed recoverables that have been outstanding longer than 90 days.  In the future, should the past due balances become material, we will add disclosure of the aging indicated in ASC 326-20-50-14.

Accordingly, we propose the following disclosure for future filings (Pro forma at June 30, 2020), with the added disclosure underlined for your convenience:

Management’s Discussion and Analysis:

Reinsurance recoverables were $1,813.7 million and $1,814.0 million at June 30, 2020 and December 31, 2019, respectively, of which $78.2 million and $89.8 million represent billed recoverables.  A reinsurance recoverable is billed after an eligible reinsured claim is paid by an insurer. Billed reinsurance recoverables related to the MCCA were $38.9 million and $29.2 million at June 30, 2020 and December 31, 2019, respectively, and billed non-MCCA reinsurance recoverables totaled $39.3 million and $60.6 million at June 30, 2020 and December 31, 2019, respectively.  At June 30, 2020, $0.8 million of the billed non-MCCA recoverables were outstanding greater than 90 days, whereas at December 31, 2019, there were no balances outstanding greater than 90 days.

Should you have any questions about the information provided in this response, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey M. Farber
Jeffrey M. Farber
Executive Vice President and Chief Financial Officer

/s/ Warren E. Barnes
Warren E. Barnes
Senior Vice President and Corporate Controller
Principal Accounting Officer

cc:	D. Peter Brennan

PricewaterhouseCoopers

Cindy Law

PricewaterhouseCoopers

Zachary R. Blume

Ropes & Gray

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